Exhibit (a)(1)(xi)

[Form of E-Mail Confirming Acceptance of Options for Exchange (Individual)]

E-mail address:

Subject: Acceptance of Options Tendered for Exchange

We are pleased to inform you that we have accepted the eligible options you tendered and have cancelled those eligible options. You now have the right to receive a cash payment upon the terms and subject to the conditions of the exchange offer. The cash payment, less applicable withholding taxes and social insurance contributions, will be paid to you as soon as practicable in accordance with our regular payroll procedures. We expect to make the cash payment to U.S. employees on Friday, August 19, 2005. We expect to make payments for employees outside the U.S. in the regularly scheduled August payroll.

Below for your records are the options that you tendered and we accepted.

[Insert table with the employee’s exchanged options]

Sincerely,

Dick Harrison